EXHIBIT 99.2

THOMSON REUTERS CORPORATION

CONSOLIDATED INCOME STATEMENT

(unaudited)

		Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars, except per share amounts)	Notes	2017	2016	2017	2016
CONTINUING OPERATIONS
Revenues		2,792	2,744	8,389	8,306
Operating expenses	5	(1,996)	(1,964)	(5,997)	(6,064)
Depreciation		(73)	(78)	(222)	(239)
Amortization of computer software		(171)	(177)	(519)	(518)
Amortization of other identifiable intangible assets		(115)	(128)	(354)	(388)
Other operating gains (losses), net	6	30	(12)	13	(1)
Operating profit		467	385	1,310	1,096
Finance costs, net:
Net interest expense	7	(84)	(108)	(272)	(304)
Other finance costs	7	(58)	(3)	(176)	(28)
Income before tax and equity method investments		325	274	862	764
Share of post-tax earnings (losses) in equity method investments		2	2	(3)	2
Tax benefit (expense)	8	22	(8)	8	16
Earnings from continuing operations		349	268	867	782
(Loss) earnings from discontinued operations, net of tax	9	(1)	18	1	126
Net earnings		348	286	868	908
Earnings attributable to:
Common shareholders		330	273	819	872
Non-controlling interests		18	13	49	36

Earnings per share:	10
Basic earnings per share:
From continuing operations		$0.46	$0.34	$1.13	$0.99
From discontinued operations		—	0.03	—	0.17
Basic earnings per share		$0.46	$0.37	$1.13	$1.16
Diluted earnings per share:
From continuing operations		$0.46	$0.34	$1.13	$0.99
From discontinued operations		—	0.02	—	0.16
Diluted earnings per share		$0.46	$0.36	$1.13	$1.15

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

		Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	Notes	2017	2016	2017	2016
Net earnings		348	286	868	908

Other comprehensive income (loss):
Items that have been or may be subsequently reclassified to net earnings:
Cash flow hedges adjustments to net earnings	7	(53)	16	(97)	(74)
Cash flow hedges adjustments to equity		42	(3)	73	55
Foreign currency translation adjustments to equity		221	(63)	605	(162)
		210	(50)	581	(181)
Item that will not be reclassified to net earnings:
Remeasurement on defined benefit pension plans		64	(42)	84	(266)
Related tax (expense) benefit on remeasurement on defined benefit pension plans		(11)	6	(22)	76
		53	(36)	62	(190)
Other comprehensive income (loss)		263	(86)	643	(371)
Total comprehensive income		611	200	1,511	537

Comprehensive income for the period attributable to:
Common shareholders:
Continuing operations		594	167	1,461	397
Discontinued operations		(1)	20	1	104
Non-controlling interests		18	13	49	36
Total comprehensive income		611	200	1,511	537

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(unaudited)

		September 30,	December 31,
(millions of U.S. dollars)	Notes	2017	2016
Cash and cash equivalents	11	898	2,368
Trade and other receivables		1,530	1,392
Other financial assets	11	106	188
Prepaid expenses and other current assets		724	686
Current assets		3,258	4,634
Computer hardware and other property, net		903	961
Computer software, net		1,411	1,394
Other identifiable intangible assets, net		5,429	5,655
Goodwill		15,019	14,485
Other financial assets	11	93	135
Other non-current assets	12	596	537
Deferred tax		56	51
Total assets		26,765	27,852
LIABILITIES AND EQUITY
Liabilities
Current indebtedness	11	1,723	1,111
Payables, accruals and provisions	13	2,219	2,448
Deferred revenue		935	901
Other financial liabilities	11	315	102
Current liabilities		5,192	4,562
Long-term indebtedness	11	5,383	6,278
Provisions and other non-current liabilities	14	1,680	2,258
Other financial liabilities	11	285	340
Deferred tax		987	1,158
Total liabilities		13,527	14,596
Equity
Capital	15	9,536	9,589
Retained earnings		6,920	7,477
Accumulated other comprehensive loss		(3,712)	(4,293)
Total shareholders’ equity		12,744	12,773
Non-controlling interests		494	483
Total equity		13,238	13,256
Total liabilities and equity		26,765	27,852
Contingencies (note 18)

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited)

		Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	Notes	2017	2016	2017	2016
Cash provided by (used in):
OPERATING ACTIVITIES
Earnings from continuing operations		349	268	867	782
Adjustments for:
Depreciation		73	78	222	239
Amortization of computer software		171	177	519	518
Amortization of other identifiable intangible assets		115	128	354	388
Net gains on disposals of businesses and investments		(35)	(2)	(35)	(4)
Deferred tax		(121)	(46)	(194)	(130)
Other	16	164	129	601	354
Pension contribution		—	—	(500)	—
Changes in working capital and other items	16	97	37	(506)	(344)
Operating cash flows from continuing operations		813	769	1,328	1,803
Operating cash flows from discontinued operations		(5)	(11)	(54)	183
Net cash provided by operating activities		808	758	1,274	1,986
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	17	(1)	—	(184)	(111)
Proceeds from disposals of businesses and investments		40	3	50	4
Capital expenditures, less proceeds from disposals		(256)	(213)	(710)	(658)
Other investing activities		(1)	3	14	23
Investing cash flows from continuing operations		(218)	(207)	(830)	(742)
Investing cash flows from discontinued operations		—	(13)	17	(38)
Net cash used in investing activities		(218)	(220)	(813)	(780)
FINANCING ACTIVITIES
Proceeds from debt	11	—	—	—	498
Repayments of debt	11	(550)	—	(1,100)	(503)
Net borrowings under short-term loan facilities	11	555	398	705	702
Repurchases of common shares	15	(230)	(542)	(808)	(1,232)
Dividends paid on preference shares		(1)	(1)	(2)	(2)
Dividends paid on common shares	15	(237)	(243)	(720)	(740)
Dividends paid to non-controlling interests		(19)	(15)	(50)	(44)
Other financing activities		14	9	30	22
Net cash used in financing activities		(468)	(394)	(1,945)	(1,299)
Increase (decrease) in cash and bank overdrafts		122	144	(1,484)	(93)
Translation adjustments		4	(2)	9	(3)
Cash and bank overdrafts at beginning of period		766	684	2,367	922
Cash and bank overdrafts at end of period		892	826	892	826
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents		898	831	898	831
Bank overdrafts		(6)	(5)	(6)	(5)
		892	826	892	826
Supplemental cash flow information is provided in note 16.
Interest paid		(53)	(75)	(218)	(240)
Income taxes paid	16	(43)	(60)	(99)	(158)

Interest paid is reflected as an operating cash flow and is net of debt-related hedges.

Income taxes paid are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited)

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on cash flow hedges	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Shareholders’ equity	Non- controlling interests	Total equity
Balance, December 31, 2016	9,393	196	9,589	7,477	32	(4,325)	(4,293)	12,773	483	13,256
Impact of IFRS 2 amendments (note 1)	-	152	152	-	-	-	-	152	-	152
Balance after IFRS 2 amendments	9,393	348	9,741	7,477	32	(4,325)	(4,293)	12,925	483	13,408
Net earnings	-	-	-	819	-	-	-	819	49	868
Other comprehensive income (loss)	-	-	-	62	(24)	605	581	643	-	643
Total comprehensive income (loss)	-	-	-	881	(24)	605	581	1,462	49	1,511
Change in ownership interest of subsidiary	-	-	-	18	-	-	-	18	12	30
Distributions to non-controlling interests	-	-	-	-	-	-	-	-	(50)	(50)
Dividends declared on preference shares	-	-	-	(2)	-	-	-	(2)	-	(2)
Dividends declared on common shares	-	-	-	(746)	-	-	-	(746)	-	(746)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	26	-	26	-	-	-	-	26	-	26
Repurchases of common shares	(241)	-	(241)	(575)	-	-	-	(816)	-	(816)
Pre-defined share repurchase plan	(52)	-	(52)	(133)	-	-	-	(185)	-	(185)
Stock compensation plans	161	(99)	62	-	-	-	-	62	-	62
Balance, September 30, 2017	9,287	249	9,536	6,920	8	(3,720)	(3,712)	12,744	494	13,238

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on cash flow hedges	Foreign currency translation adjustments	AOCL	Shareholders’ equity	Non- controlling interests	Total equity
Balance, December 31, 2015	9,686	166	9,852	6,458	36	(3,733)	(3,697)	12,613	487	13,100
Net earnings	-	-	-	872	-	-	-	872	36	908
Other comprehensive loss	-	-	-	(190)	(19)	(162)	(181)	(371)	-	(371)
Total comprehensive income (loss)	-	-	-	682	(19)	(162)	(181)	501	36	537
Change in ownership interest of subsidiary	-	-	-	15	-	-	-	15	3	18
Distributions to non- controlling interests	-	-	-	-	-	-	-	-	(44)	(44)
Dividends declared on preference shares	-	-	-	(2)	-	-	-	(2)	-	(2)
Dividends declared on common shares	-	-	-	(766)	-	-	-	(766)	-	(766)
Shares issued under DRIP	26	-	26	-	-	-	-	26	-	26
Repurchases of common shares	(339)	-	(339)	(729)	-	-	-	(1,068)	-	(1,068)
Pre-defined share repurchase plan	(26)	-	(26)	(59)	-	-	-	(85)	-	(85)
Stock compensation plans	97	17	114	-	-	-	-	114	-	114
Balance, September 30, 2016	9,444	183	9,627	5,599	17	(3,895)	(3,878)	11,348	482	11,830

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Corporation

Notes to Consolidated Financial Statements (unaudited)

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business Description and Basis of Preparation

General business description

Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company is a major source of news and information for professional markets, operating in more than 100 countries.

Basis of preparation

The unaudited consolidated interim financial statements (“interim financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2016, except as described below. The interim financial statements are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements have been set out in note 2 of the Company’s consolidated financial statements for the year ended December 31, 2016. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2016, which are included in the Company’s 2016 annual report.

The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year.

References to “$” are to U.S. dollars and references to “C$” are to Canadian dollars.

Changes in accounting policy

Effective January 1, 2017, the Company prospectively adopted the amendments to IFRS 2, Classification and Measurement of Share-based Payment Transactions. The amendments clarified the accounting for (a) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; (b) share-based payment transactions with a net settlement feature for withholding tax obligations; and (c) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

●	Upon adoption on January 1, 2017, the Company reclassified $152 million of withholding tax obligations for share-based payments from liabilities to equity.
●	The Company is no longer applying mark-to-market accounting on share-based payment transactions with a net settlement feature for withholding tax obligations. The impact was not material to the consolidated income statement and had no impact on the consolidated statement of cash flow for the three and nine months ended September 30, 2017.

Note 2: Recent Accounting Pronouncements

Certain pronouncements were issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are effective for accounting periods beginning on or after January 1, 2017. Many of these updates are not applicable or consequential to the Company and have been excluded from the discussion below.

Pronouncements effective for annual periods beginning January 1, 2018:

IFRS 15	Revenue from Contracts with Customers

IFRS 15 is the culmination of a joint project between the IASB and the Financial Accounting Standards Board, the accounting standard setter in the U.S., to create a single revenue standard. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard moves away from a revenue recognition model based on an earnings process to an approach that is based on transfer of control of a good or service to a customer. Additionally, the new standard requires disclosures as to the nature, amount, timing and uncertainty of revenues and cash flows arising from contracts with customers.

The Company expects that the standard will not have a material impact on its consolidated income, cash flow or financial position. The Company derives the majority of its revenues from selling electronic content and services on a subscription basis, and such revenue will continue to be recognized ratably over the term of the subscription under IFRS 15. The Company will make the following changes as a consequence of adopting IFRS 15, but these changes are not expected to have a material impact on its consolidated financial statements.

•    Revenue for certain term licenses of intellectual property will be recognized at the time control is transferred to the customer, rather than over the license term.

•    Certain contingent payouts will be recognized as a reduction of revenue, rather than as expense.

•    Management expects to defer additional commission expense for sales employees of approximately $150 million, and to amortize a substantial portion of these deferrals over three years.

The Company will adopt the standard using the modified retrospective method. As such, the cumulative effect of adoption will be recognized as an adjustment to the opening balance of retained earnings. Prior-year period amounts will not be adjusted. The Company will provide additional disclosures as required by the new standard beginning with the first quarter of 2018. Management does not expect material changes to its business processes and controls to support recognition and disclosure under the new standard. The Company’s assessment remains subject to change, as it will continue to evaluate the new guidance through the adoption date.

IFRS 9	Financial Instruments

IFRS 9 replaces IAS 39 – Financial Instruments: Recognition and Measurement. The new standard addresses classification and measurement, impairment and hedge accounting, and expands financial instrument related disclosures.

Classification and measurement

The new standard requires the classification of financial assets based on business model and cash flow characteristics measured at either (a) amortized cost; (b) fair value through profit or loss; or (c) fair value through other comprehensive income or loss. For financial liabilities, the standard retains most of the IAS 39 requirements, but where the fair value option is taken, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income or loss rather than the income statement.

Impairment

Under the forward looking impairment model, expected credit losses are recognized as soon as a financial asset is originated or purchased, rather than waiting for a trigger event to record a loss.

Hedge accounting

The new standard more closely aligns hedge accounting with an entity’s risk management activities. Specifically, the new standard (a) no longer requires the use of a specific quantitative threshold to determine if the hedging relationship is highly effective in order to qualify for hedge accounting; (b) removes restrictions that prevented some economically rational hedging strategies from qualifying for hedge accounting; and (c) allows purchased options, forwards and non-derivative financial instruments to be hedging instruments in applicable circumstances.

IFRS 9 shall be applied retrospectively to each period presented, subject to the various transition provisions within IFRS 9. The Company does not expect a material impact from the adoption of this standard on its consolidated income, cash flow and financial position. The Company is assessing the impact on its disclosures.

IFRIC 22	Foreign Currency Transactions and Advance Consideration

IFRIC 22 clarifies the exchange rate to be used upon recognition of an asset, liability, expense or income in situations when a related advanced payment is disbursed or received. The Company does not expect IFRIC 22 to have a material impact on its consolidated financial statements.

Pronouncements effective for annual periods beginning January 1, 2019:

IFRS 16	Leases

IFRS 16 introduces a single lease accounting model, eliminating the existing distinction between operating and finance leases for lessees. The standard requires a lessee to recognize right-of-use assets and lease liabilities on the statement of financial position for almost all leases having a term of more than 12 months. The Company is reviewing its lease portfolio to evaluate the impact of the standard and is considering changes to its processes and internal controls, including the implementation of a new lease accounting system in 2018. The Company continues to consider whether to apply the retrospective or modified retrospective adoption method.

While the assessment of the adoption impact is ongoing, the Company preliminarily expects that IFRS 16 will result in a material increase to assets and liabilities. For reference, the Company’s future aggregate minimum lease payments under non-cancellable operating leases were approximately $1.5 billion at December 31, 2016 (see note 28 to the consolidated financial statements for the year then ended). While the Company also expects a material impact from the reclassification of lease expense from operating expenses to depreciation and interest expense, it does not expect a material impact to net earnings. There will be no impact on consolidated cash flows, however, cash flows from operating activities will increase as cash payments from the principal portion of lease obligations are reclassified to cash flows from financing activities.

IFRIC 23	Uncertainty over Income Tax Treatments

IFRIC 23 adds to the requirements of IAS 12, Income Taxes, by specifying how to reflect the effects of uncertainty in the accounting for income taxes. An uncertainty arises when it is unclear how a tax law applies to a particular transaction, or whether a taxation authority will accept a company’s tax treatment. The Company is assessing the impact of IFRIC 23 on its consolidated financial statements.

Note 3: Segment Information

The Company is organized as three reportable segments reflecting how the businesses are managed: Financial & Risk, Legal and Tax & Accounting. The accounting policies applied by the segments are the same as those applied by the Company. Results from the Reuters News business are excluded from reportable segments as they do not qualify as a component of the Company’s three reportable segments, nor as a separate reportable segment. The reportable segments offer products and services to target markets as described below.

Financial & Risk

The Financial & Risk segment is a provider of critical news, information and analytics, enabling transactions and connecting communities of trading, investment, financial and corporate professionals. Financial & Risk also provides regulatory and operational risk management solutions.

Legal

The Legal segment is a provider of critical online and print information, decision tools, software and services that support legal, investigation, business and government professionals around the world.

Tax & Accounting

The Tax & Accounting segment is a provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

The Company also reports “Corporate & Other”, which includes expenses for corporate functions and the results of the Reuters News business. Neither Corporate & Other nor the Reuters News business qualify as a component of another reportable segment nor as a separate reportable segment.

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Revenues
Financial & Risk	1,542	1,516	4,561	4,549
Legal	843	835	2,509	2,503
Tax & Accounting	341	323	1,108	1,036
Corporate & Other (Reuters News)	73	73	221	227
Eliminations	(7)	(3)	(10)	(9)
Consolidated revenues	2,792	2,744	8,389	8,306

Adjusted EBITDA
Financial & Risk	495	460	1,435	1,340
Legal	338	328	965	936
Tax & Accounting	95	87	339	283
Corporate & Other (includes Reuters News)	(79)	(61)	(176)	(240)
Adjusted EBITDA	849	814	2,563	2,319
Fair value adjustments (see note 5)	(53)	(34)	(171)	(77)
Depreciation	(73)	(78)	(222)	(239)
Amortization of computer software	(171)	(177)	(519)	(518)
Amortization of other identifiable intangible assets	(115)	(128)	(354)	(388)
Other operating gains (losses), net	30	(12)	13	(1)
Consolidated operating profit	467	385	1,310	1,096
Net interest expense	(84)	(108)	(272)	(304)
Other finance costs	(58)	(3)	(176)	(28)
Share of post-tax earnings (losses) in equity method investments	2	2	(3)	2
Tax benefit (expense)	22	(8)	8	16
Earnings from continuing operations	349	268	867	782

In accordance with IFRS 8, Operating Segments, the Company discloses certain information about its reportable segments based upon measures used by management in assessing the performance of those reportable segments. These measures are defined below and may not be comparable to similar measures of other companies.

In 2017, management changed the profitability measure that it uses to assess the performance of its reportable segments from segment operating profit, which it no longer uses, to adjusted EBITDA. These profitability measures are the same, except that adjusted EBITDA excludes depreciation of fixed assets and amortization of computer software. Management uses a number of measures to assess the performance of its segments internally. Adjusted EBITDA is reported externally, as it represents the internal profitability measure most closely aligned with the measurement of the consolidated income statement.

Adjusted EBITDA

●	Adjusted EBITDA represents earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, the Company’s share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items.
●	The Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.
●	Each segment includes an allocation of costs for centralized support services such as technology, editorial, real estate and certain global transaction processing functions that are based on usage or other applicable measures.

Note 4: Seasonality

The Company’s revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over a contract term and its costs are generally incurred evenly throughout the year. However, the Company’s performance from quarter to consecutive quarter can be impacted by transactions revenues as well as by the release of certain print-based offerings, which tend to be concentrated at the end of the year. As a consequence, the results of certain of the Company’s segments can be impacted by seasonality to a greater extent than its consolidated results.

Note 5: Operating Expenses

The components of operating expenses include the following:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Salaries, commissions and allowances	969	992	2,933	3,055
Share-based payments	23	29	68	80
Post-employment benefits	59	63	183	188
Total staff costs	1,051	1,084	3,184	3,323
Goods and services(1)	494	452	1,485	1,461
Data	211	206	619	630
Telecommunications	82	96	260	298
Real estate	105	92	278	275
Fair value adjustments(2)	53	34	171	77
Total operating expenses	1,996	1,964	5,997	6,064

(1)	Goods and services include professional fees, consulting and outsourcing services, contractors, selling and marketing, and other general and administrative costs.

(2)	Fair value adjustments primarily represent mark-to-market impacts on embedded derivatives. In 2016, fair value adjustments also included the mark-to-market impacts on certain share-based awards. Refer to note 1 regarding the adoption of IFRS 2 amendments in 2017.

Note 6: Other Operating Gains (Losses), Net

Other operating gains (losses), net, were $30 million and $(12) million for the three months ended September 30, 2017 and 2016, respectively, and $13 million and $(1) million for the nine months ended September 30, 2017 and 2016, respectively. The 2017 periods included a gain from the sale of a portion of an investment.

Note 7: Finance Costs, Net

The components of finance costs, net, include interest expense (income) and other finance costs (income) as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Interest expense:
Debt	82	88	244	256
Derivative financial instruments - hedging activities	-	1	4	4
Other, net	(5)	6	5	8
Fair value (gains) losses on financial instruments:
Cash flow hedges, transfer from equity	(53)	16	(97)	(74)
Net foreign exchange losses (gains) on debt	53	(16)	97	74
Net interest expense - debt and other	77	95	253	268
Net interest expense - pension and other post-employment benefit plans	8	14	24	40
Interest income	(1)	(1)	(5)	(4)
Net interest expense	84	108	272	304

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Net losses (gains) due to changes in foreign currency exchange rates	50	(6)	143	(22)
Net losses on derivative instruments	8	9	33	50
Other finance costs	58	3	176	28

Net losses (gains) due to changes in foreign currency exchange rates

Net losses (gains) due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net losses on derivative instruments

Net losses on derivative instruments were principally comprised of amounts relating to foreign exchange contracts.

Note 8: Taxation

Tax (benefit) expense was $(22) million and $8 million for the three months ended September 30, 2017 and 2016, respectively, and $(8) million and $(16) million for the nine months ended September 30, 2017 and 2016, respectively. The three and nine months ended September 30, 2017 were favorably impacted by the reversal of tax reserves in connection with favorable developments regarding tax disputes. The tax (benefit) expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year.

Note 9: Discontinued Operations

Discontinued operations includes the results of the Company’s former Intellectual Property & Science business, which was sold in October 2016. The 2017 period includes residual expenses that were borne by the Company following the closing of the Intellectual Property & Science sale, as well as the refinement of earlier estimates related to the sale.

Earnings from discontinued operations are summarized as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Revenues	-	233	-	704
Expenses	(1)	(212)	(6)	(557)
(Loss) earnings from discontinued operations before income tax	(1)	21	(6)	147
Tax benefit (expense) on earnings from discontinued operations(1)	1	(3)	2	(21)
Earnings (loss) from discontinued operations after income tax	-	18	(4)	126
(Loss) gain on sale of discontinued operations	(1)	-	5	-
(Loss) earnings from discontinued operations, net of tax	(1)	18	1	126

(1)	Includes a $16 million tax benefit in the nine months ended September 30, 2016, that reflected the Company’s estimate of the net deferred tax asset it expected to realize in connection with the sale of its Intellectual Property & Science business.

Note 10: Earnings Per Share

Basic earnings per share was calculated by dividing earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of common shares outstanding and vested deferred share units (“DSUs”) outstanding during the period. DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.

Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”).

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Earnings attributable to common shareholders	330	273	819	872
Less: Dividends declared on preference shares	(1)	(1)	(2)	(2)
Earnings used in consolidated earnings per share	329	272	817	870
Less: Loss (earnings) from discontinued operations, net of tax	1	(18)	(1)	(126)
Earnings used in earnings per share from continuing operations	330	254	816	744

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per share computation to the weighted-average number of common shares outstanding used in the diluted earnings per share computation, is presented below:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Weighted-average number of common shares outstanding	714,822,823	743,286,632	720,506,572	751,589,786
Weighted-average number of vested DSUs	709,946	652,470	698,469	636,699
Basic	715,532,769	743,939,102	721,205,041	752,226,485
Effect of stock options and TRSUs	1,367,356	1,833,109	1,322,556	1,690,114
Diluted	716,900,125	745,772,211	722,527,597	753,916,599

Note 11: Financial Instruments

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position were as follows:

September 30, 2017	Cash, Trade and Other Receivables	Assets/ (Liabilities) at Fair Value through Earnings	Derivatives Used for Hedging	Available for Sale	Other Financial Liabilities	Total
Cash and cash equivalents	898	-	-	-	-	898
Trade and other receivables	1,530	-	-	-	-	1,530
Other financial assets - current	81	25	-	-	-	106
Other financial assets - non-current	58	3	-	32	-	93
Current indebtedness	-	-	-	-	(1,723)	(1,723)
Trade payables (see note 13)	-	-	-	-	(252)	(252)
Accruals (see note 13)	-	-	-	-	(1,404)	(1,404)
Other financial liabilities - current(1)	-	(50)	-	-	(265)	(315)
Long-term indebtedness	-	-	-	-	(5,383)	(5,383)
Other financial liabilities - non current	-	(31)	(253)	-	(1)	(285)
Total	2,567	(53)	(253)	32	(9,028)	(6,735)

(1)	Includes a commitment to repurchase up to $185 million of shares related to the Company’s pre-defined plan with its broker to repurchase the Company’s shares. See note 15.

December 31, 2016	Cash, Trade and Other Receivables	Assets/ (Liabilities) at Fair Value through Earnings	Derivatives Used for Hedging	Available for Sale	Other Financial Liabilities	Total
Cash and cash equivalents	2,368	-	-	-	-	2,368
Trade and other receivables	1,392	-	-	-	-	1,392
Other financial assets - current	67	121	-	-	-	188
Other financial assets - non-current	53	47	-	35	-	135
Current indebtedness	-	-	-	-	(1,111)	(1,111)
Trade payables (see note 13)	-	-	-	-	(311)	(311)
Accruals (see note 13)	-	-	-	-	(1,517)	(1,517)
Other financial liabilities - current	-	(34)	-	-	(68)	(102)
Long-term indebtedness	-	-	-	-	(6,278)	(6,278)
Other financial liabilities - non current	-	(12)	(327)	-	(1)	(340)
Total	3,880	122	(327)	35	(9,286)	(5,576)

Cash and cash equivalents

Of total cash and cash equivalents, $119 million and $112 million at September 30, 2017 and December 31, 2016, respectively, were held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by the Company.

Debt-related activity

The following table provides information regarding notes that the Company issued and repaid in the nine months ended September 30, 2017 and 2016:

MONTH/YEAR	TRANSACTION	PRINCIPAL AMOUNT (IN MILLIONS)
Notes issued
May 2016	3.35% Notes, due 2026	US$500
Notes repaid
September 2017	1.65% Notes, due 2017	US$550
February 2017	1.30% Notes, due 2017	US$550
May 2016	0.875% Notes, due 2016	US$500

The February 2017 notes were repaid principally from cash on hand, which included a portion of the proceeds from the sale of the Intellectual Property & Science business. The September 2017 notes were repaid principally from cash on hand. The Company used the net proceeds of its May 2016 debt issuance to repay the notes which matured that same month.

Under its commercial paper programs, the Company may issue up to $2.0 billion of notes. At September 30, 2017, current indebtedness included $705 million of outstanding commercial paper within the consolidated statement of financial position.

The Company has a $2.4 billion credit facility agreement which matures in November 2021. The facility may be utilized to provide liquidity for general corporate purposes (including support for its commercial paper programs). There were no borrowings under the credit facility during the nine months ended September 30, 2017.

Fair Value

The fair values of cash, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt and related derivative instruments is set forth below.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Long-term indebtedness” and “Current indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, both current and non-current in the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair value of interest rate swaps are estimated based upon discounted cash flows using applicable current market rates and taking into account non-performance risk.

The following is a summary of debt and related derivative instruments that hedge the cash flows of the debt:

	Carrying Amount		Fair Value
September 30, 2017	Primary Debt Instruments	Derivative Instruments Liability	Primary Debt Instruments	Derivative Instruments Liability
Bank and other	16	-	19	-
Commercial paper	705	-	705	-
C$500, 3.369% Notes, due 2019	399	76	407	76
C$750, 4.35% Notes, due 2020	598	132	633	132
C$550, 3.309% Notes, due 2021	438	45	451	45
$1,000, 6.50% Notes, due 2018	999	-	1,036	-
$500, 4.70% Notes, due 2019	499	-	524	-
$350, 3.95% Notes, due 2021	348	-	365	-
$600, 4.30% Notes, due 2023	596	-	641	-
$450, 3.85% Notes, due 2024	447	-	468	-
$500, 3.35% Notes, due 2026	495	-	499	-
$350, 4.50% Notes, due 2043	341	-	353	-
$350, 5.65% Notes, due 2043	341	-	411	-
$400, 5.50% Debentures, due 2035	394	-	444	-
$500, 5.85% Debentures, due 2040	490	-	587	-
Total	7,106	253	7,543	253
Current portion	1,723	-
Long-term portion	5,383	253

	Carrying Amount		Fair Value
December 31, 2016	Primary Debt Instruments	Derivative Instruments Liability	Primary Debt Instruments	Derivative Instruments Liability
Bank and other	9	-	13	-
C$500, 3.369% Notes, due 2019	372	99	386	99
C$750, 4.35% Notes, due 2020	557	163	601	163
C$550, 3.309% Notes, due 2021	408	65	426	65
$550, 1.30% Notes, due 2017	549	-	550	-
$550, 1.65% Notes, due 2017	549	-	550	-
$1,000, 6.50% Notes, due 2018	998	-	1,067	-
$500, 4.70% Notes, due 2019	499	-	528	-
$350, 3.95% Notes, due 2021	348	-	361	-
$600, 4.30% Notes, due 2023	595	-	625	-
$450, 3.85% Notes, due 2024	446	-	454	-
$500, 3.35% Notes, due 2026	494	-	481	-
$350, 4.50% Notes, due 2043	341	-	325	-
$350, 5.65% Notes, due 2043	341	-	378	-
$400, 5.50% Debentures, due 2035	394	-	424	-
$500, 5.85% Debentures, due 2040	489	-	544	-
Total	7,389	327	7,713	327
Current portion	1,111	-
Long-term portion	6,278	327

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

●	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2 – inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
●	Level 3 – inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

September 30, 2017				Total
Assets	Level 1	Level 2	Level 3	Balance
Embedded derivatives(1)	-	20	-	20
Forward exchange contracts(2)	-	8	-	8
Financial assets at fair value through earnings	-	28	-	28
Available for sale investments(3)	7	25	-	32
Total assets	7	53	-	60

Liabilities
Embedded derivatives(1)	-	(59)	-	(59)
Forward exchange contracts(2)	-	(22)	-	(22)
Financial liabilities at fair value through earnings	-	(81)	-	(81)
Derivatives used for hedging(4)	-	(253)	-	(253)
Total liabilities	-	(334)	-	(334)

December 31, 2016				Total
Assets	Level 1	Level 2	Level 3	Balance
Embedded derivatives(1)	-	140	-	140
Forward exchange contracts(2)	-	28	-	28
Financial assets at fair value through earnings	-	168	-	168
Available for sale investments(3)	7	28	-	35
Total assets	7	196	-	203

Liabilities
Embedded derivatives(1)	-	(24)	-	(24)
Forward exchange contracts(2)	-	(20)	-	(20)
Contingent consideration(5)	-	-	(2)	(2)
Financial liabilities at fair value through earnings	-	(44)	(2)	(46)
Derivatives used for hedging(4)	-	(327)	-	(327)
Total liabilities	-	(371)	(2)	(373)

(1)	Largely related to U.S. dollar pricing of customer agreements by subsidiaries outside of the U.S.

(2)	Used to manage foreign exchange risk on cash flows excluding indebtedness.

(3)	Investments in entities over which the Company does not have control, joint control or significant influence.

(4)	Comprised of fixed-to-fixed cross-currency swaps on indebtedness.

(5)	Obligations to pay additional consideration for prior acquisitions, based upon performance measures contractually agreed at the time of purchase.

The Company recognizes transfers into and out of the fair value measurement hierarchy levels at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred. There were no transfers between hierarchy levels for the nine months ended September 30, 2017.

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

●	quoted market prices or dealer quotes for similar instruments;
●	the fair value of cross-currency interest rate swaps and forward foreign exchange contracts is calculated as the present value of the estimated future cash flows based on observable yield curves; and
●	the fair value of contingent consideration is calculated based on estimates of future revenue performance.

Note 12: Other Non-Current Assets

	September 30,	December 31,
	2017	2016
Net defined benefit plan surpluses	54	18
Cash surrender value of life insurance policies	298	288
Equity method investments	168	163
Other non-current assets	76	68
Total other non-current assets	596	537

Note 13: Payables, Accruals and Provisions

	September 30,	December 31,
	2017	2016
Trade payables	252	311
Accruals	1,404	1,517
Provisions	150	273
Other current liabilities	413	347
Total payables, accruals and provisions	2,219	2,448

Note 14: Provisions and Other Non-Current Liabilities

	September 30,	December 31,
	2017	2016
Net defined benefit plan obligations(1)	939	1,417
Deferred compensation and employee incentives	157	235
Provisions	118	140
Uncertain tax positions	322	298
Other non-current liabilities	144	168
Total provisions and other non-current liabilities	1,680	2,258

(1)	In 2017, the Company contributed $500 million to its Thomson Reuters Group Pension Plan.

Note 15: Capital

Share repurchases

The Company may buy back shares (and subsequently cancel them) from time to time as part of its capital strategy. In May 2017, the Company renewed its normal course issuer bid (“NCIB”) for an additional 12 months. Under the renewed NCIB, the Company may repurchase up to 36 million common shares between May 30, 2017 and May 29, 2018 in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if the Company receives an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. In the nine months ended September 30, 2017, the Company privately repurchased 6.0 million common shares (2016 - 4.1 million common shares) at a discount to the then-prevailing market price.

Details of share repurchases were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Share repurchases (millions of U.S. dollars)	230	542	808	1,232
Shares repurchased (millions)	5.0	13.2	18.5	31.2
Share repurchases - average price per share	$46.03	$41.40	$43.60	$39.56

Decisions regarding any future repurchases will depend on factors such as market conditions, share price, and other opportunities to invest capital for growth. The Company may elect to suspend or discontinue its share repurchases at any time, in accordance with applicable laws. From time to time when the Company does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at any time, including periods when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. On August 22, 2017, the Company entered into such a plan with its broker to repurchase $279 million of shares over a four-month period ending on December 22, 2017. In connection with the remaining portion of this plan, the Company recorded a $185 million liability in “Other financial liabilities” within current liabilities at September 30, 2017 with a corresponding amount recorded in equity in the consolidated statement of financial position.

Dividends

Dividends on common shares are declared in U.S. dollars. In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company under its dividend reinvestment plan. Details of dividends declared per share and dividends paid on common shares are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Dividends declared per common share	$0.345	$0.34	$1.035	$1.02

Dividends declared	246	252	746	766
Dividends reinvested	(9)	(9)	(26)	(26)
Dividends paid	237	243	720	740

Note 16: Supplemental Cash Flow Information

Details of “Other” in the consolidated statement of cash flow are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Non-cash employee benefit charges	61	72	188	222
Fair value adjustments	53	34	171	77
Net losses on foreign exchange and derivative financial instruments	57	7	177	28
Other	(7)	16	65	27
	164	129	601	354

Details of “Changes in working capital and other items” are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Trade and other receivables	34	83	(76)	70
Prepaid expenses and other current assets	20	14	(18)	(46)
Other financial assets	3	(5)	40	26
Payables, accruals and provisions	116	49	(324)	(143)
Deferred revenue	(116)	(100)	(63)	(103)
Other financial liabilities	(6)	(6)	(51)	(48)
Income taxes	81	24	80	(11)
Other(1)	(35)	(22)	(94)	(89)
	97	37	(506)	(344)

(1)	Includes $(13) million (2016 - $(18) million) and $(60) million (2016 - $(69) million) related to employee benefit plans for the three and nine months ended September 30, 2017 and 2016, respectively.

Details of income taxes paid are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Operating activities - continuing operations	(43)	(31)	(116)	(120)
Operating activities - discontinued operations	-	(29)	-	(38)
Investing activities - discontinued operations	-	-	17	-
Total income taxes paid	(43)	(60)	(99)	(158)

Note 17: Acquisitions

Acquisitions primarily comprise the purchase of businesses that are integrated into existing operations to broaden the Company’s range of offerings to customers as well as its presence in global markets.

Acquisition activity

The number of acquisitions completed, and the related total consideration, were as follows:

	Nine months ended September 30,
Number of transactions	2017	2016
Businesses acquired	3	4
Investments in businesses	1	2
	4	6

	Three months ended September 30,		Nine months ended September 30,
Total consideration	2017	2016	2017	2016
Businesses acquired	1	-	214	110
Less: Cash acquired	-	-	(7)	-
Businesses acquired, net of cash	1	-	207	110
Investments in businesses	-	-	5	1
	1	-	212	111
Consideration comprised of:
Cash consideration	1	-	184	111
Non-cash consideration(1)	-	-	28	-
	1	-	212	111

(1)	Represents future services that the Company will provide to the seller, which was recorded in “Deferred revenue” within the consolidated statement of financial position.

The following provides a brief description of a certain acquisition completed during the nine months ended September 30, 2017:

Date	Company	Acquiring Segment	Description
January 2017	REDI	Financial & Risk	A provider of a cross-asset trade execution management system for financial professionals.

Purchase price allocation

Each business combination has been accounted for using the acquisition method. The results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

The details of net assets acquired were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017(1)	2016(1)	2017	2016
Cash and cash equivalents	-	-	7	-
Trade receivables	-	(2)	9	9
Prepaid expenses and other current assets	-	-	5	3
Current assets	-	(2)	21	12
Computer hardware and other property	-	-	6	-
Computer software	(4)	(1)	21	19
Other identifiable intangible assets	(18)	(2)	54	33
Other financial assets	-	1	-	1
Other non-current assets	1	-	1	-
Deferred tax	5	-	20	-
Total assets	(16)	(4)	123	65
Current indebtedness	-	-	(1)	-
Payables and accruals	-	-	(25)	(4)
Deferred revenue	(3)	-	(8)	(10)
Current liabilities	(3)	-	(34)	(14)
Deferred tax	(4)	-	(4)	(2)
Total liabilities	(7)	-	(38)	(16)
Net assets acquired	(23)	(4)	85	49
Goodwill	24	4	129	61
Total	1	-	214	110

(1)	The three months ended September 30, 2017 and 2016 include valuation adjustments for acquisitions that closed in the first half of the year.

The excess of the purchase price over the net tangible and identifiable intangible assets acquired and assumed liabilities was recorded as goodwill and reflects synergies and the value of the acquired workforce. The majority of goodwill for acquisitions completed in 2017 and 2016 is not expected to be deductible for tax purposes.

Acquisition transactions were completed by acquiring all equity interests or the net assets of the acquired business.

Other

The revenues and operating profit of acquired businesses since the date of acquisition were not material to the Company’s results of operations.

Note 18 Contingencies

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings.

As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

In June 2016, certain U.S. subsidiaries received a statutory notice of deficiency from the Internal Revenue Service (IRS) for the 2010 and 2011 tax years. In the notice, the IRS claimed that the taxable income of these subsidiaries should have been increased by an amount that would have created an aggregate potential additional income tax liability of approximately $250 million for the period, including interest. The IRS claim related to the Company’s intercompany transfer pricing practices. In October 2017, the Company settled this claim resulting in approximately $15 million in tax and interest. The settlement did not have a material impact on the Company’s consolidated financial statements.

Note 19: Related Party Transactions

As of September 30, 2017, Woodbridge beneficially owned approximately 63% of the Company’s shares.

There were no new significant related party transactions during the nine months ended September 30, 2017. Refer to “Related party transactions” disclosed in note 29 of the Company’s consolidated financial statements for the year ended December 31, 2016, which are included in the Company’s 2016 annual report, for information regarding related party transactions.